Exhibit 99.1

Borr Drilling Limited – Contracting Update

Borr Drilling Limited (the “Company”) (NYSE and OSE: “BORR”) is pleased to announce new contract commitments totaling 495 days and $82.2 million in contract revenue for three of its premium jack-up rigs, excluding mobilization and demobilization compensation.

Firstly, BW Energy has extended the contract for the “Norve” by approximately two months through July 2024.

The “Mist” has secured a contract extension from a subsidiary of Valeura Energy in Thailand. The contract extension covers a firm term of 12 months starting in direct continuation to the current contract and will maintain the rig contracted through August 2025.

The “Thor” has received a binding Letter of Award from an undisclosed customer for work in Southeast Asia. This award will cover a firm scope of two wells, with an anticipated duration of 70 days, and is expected to commence in Q3 2024 in direct continuation of its current commitment.

Following these new contracts, the Company’s fleet contract coverage is 87% for 2024, including firm commitments and priced options.

Hamilton, Bermuda
12 February 2024

Forward looking statements

This press release includes forward looking statements, which do not reflect historical facts and may be identified by words such as “will”, “anticipate” and similar expressions and include statements relating to LOAs,  contract duration and value and expected start and end dates, and other non-historical statements. Such forward looking statements are subject to risks, uncertainties, contingencies and other factors could cause actual events to differ materially from the expectations expressed or implied by the forward-looking statements included herein, including risks related to  contracting, including our ability to convert LOAs into contracts, the final terms and start dates of such contracts, actual performance under drilling contracts, the risk that backlog may not be realized, and other risks and uncertainties described in the section entitled “Risk Factors” in our most recent annual report on Form 20-F and other filings with the Securities and Exchange Commission. Such risks, uncertainties, contingencies and other factors could cause actual events to differ materially from the expectations expressed or implied by the forward -looking statements included herein. These forward-looking statements are made only as of the date of this release. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.